

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 23, 2018

<u>Via E-mail</u>
John H. Malanga
Chief Financial Officer
GulfSlope Energy, Inc.
2500 CityWest Blvd., Suite 760
Houston, Texas 77042

> **Re: GulfSlope Energy, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 000-51638**

Dear Mr. Malanga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2017</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20</u>

1.   You disclose that the unrisked recoverable resource potential relating to the drilling inventory attributed to your prospects is "estimated to be 800 mmboe (million barrels oil equivalent) on a gross (100% working interest)." We note similar disclosure in your filing on Form 10-Q for the period ended December 31, 2017 along with a reference to your net working interest for the Canoe and Tau Prospects which "could hold over 50 mmboe recoverable oil and gas."

The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources